SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 May 2025

Prudential plc

Results of Annual General Meeting held on 14 May 2025

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 18 (inclusive) were duly passed as ordinary resolutions and Resolutions 19 to 22 (inclusive) were duly passed as special resolutions. The results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts for the financial year ended 31 December 2024 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report (the '2024 Annual Report')	2,112,127,027	99.71	6,121,459	0.29	2,118,248,486	81.31%	13,140,551
2	To approve the Directors' Remuneration Report for the year ended 31 December 2024	1,967,863,835	92.40	161,804,212	7.60	2,129,668,047	81.75%	1,720,482
3	To re-elect Shriti Vadera as a Director of the Company	2,108,238,665	98.99	21,462,379	1.01	2,129,701,044	81.75%	1,687,994
4	To re-elect Anil Wadhwani as a Director of the Company	2,124,055,981	99.75	5,421,753	0.25	2,129,477,734	81.74%	1,911,304
5	To re-elect Jeremy Anderson as a Director of the Company	2,122,291,266	99.65	7,353,116	0.35	2,129,644,382	81.75%	1,744,656
6	To re-elect Arijit Basu as a Director of the Company	2,124,398,723	99.75	5,245,358	0.25	2,129,644,081	81.75%	1,744,958
7	To re-elect Chua Sock Koong as a Director of the Company	2,064,412,604	96.94	65,229,917	3.06	2,129,642,521	81.75%	1,746,516
8	To re-elect Ming Lu as a Director of the Company	2,091,658,491	98.22	37,981,955	1.78	2,129,640,446	81.75%	1,748,591
9	To re-elect George Sartorel as a Director of the Company	2,119,584,753	99.53	10,056,604	0.47	2,129,641,357	81.75%	1,747,681
10	To re-elect Mark Saunders as a Director of the Company	2,124,399,234	99.75	5,248,670	0.25	2,129,647,904	81.75%	1,741,135
11	To re-elect Claudia Suessmuth Dyckerhoff as a Director of the Company	2,112,639,708	99.20	17,006,428	0.80	2,129,646,136	81.75%	1,742,903
12	To re-elect Jeanette Wong as a Director of the Company	2,121,856,851	99.64	7,632,199	0.36	2,129,489,050	81.74%	1,929,987
13	To re-elect Amy Yip as a Director of the Company	2,122,205,932	99.65	7,437,191	0.35	2,129,643,123	81.75%	1,745,915
14	To re-appoint Ernst & Young LLP as the Company's auditor until the conclusion of the next general meeting at which the Company's accounts are laid	2,127,048,935	99.87	2,683,705	0.13	2,129,732,640	81.75%	1,655,004
15	To authorise the Company's Audit Committee, on behalf of the Board, to determine the amount of the auditor's remuneration	2,123,207,082	99.69	6,501,124	0.31	2,129,708,206	81.75%	1,680,833
16	To renew the authority to make political donations	2,101,466,775	98.97	21,923,443	1.03	2,123,390,218	81.51%	7,996,264
17	To renew the authority to allot ordinary shares	2,057,290,007	96.61	72,214,244	3.39	2,129,504,251	81.74%	1,875,308
18	To renew the extension of authority to allot ordinary shares to include repurchased shares	2,112,540,910	99.51	10,471,610	0.49	2,123,012,520	81.50%	8,375,504
19	To renew the authority for disapplication of pre-emption rights*	2,108,996,506	99.34	13,966,112	0.66	2,122,962,618	81.49%	8,426,536
20	To renew the authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments*	2,109,013,401	99.34	13,947,639	0.66	2,122,961,040	81.49%	8,428,104
21	To renew the authority for purchase of own shares*	2,122,404,265	99.83	3,600,155	0.17	2,126,004,420	81.61%	5,384,721
22	To renew the authority in respect of notice for general meetings*	2,039,762,486	95.78	89,888,778	4.22	2,129,651,264	81.75%	1,733,076

*Special resolution

The full text of Resolutions 16 to 22 (inclusive) is set out in the Notice of Annual General Meeting and explanation of business dated 9 April 2025.

As at 6.30pm London time, or 4.30pm Hong Kong time for the Hong Kong branch register, on 12 May 2025, the number of issued shares of the Company (excluding any shares that were bought back and pending cancellation) was 2,605,077,215 ordinary shares. This was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, save for the Directors (excluding independent non-executive directors) and their respective associates who were required to abstain, and have abstained from voting on Resolution 17 which affected a total of 285,151 voting rights. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. Proxy appointments which gave discretion to the Chair have been included in the total of votes 'for' the respective resolutions. The scrutineer of the poll was Computershare Investor Services PLC, the Company's Share Registrar.

All Directors of the Company attended the AGM in person.

Pursuant to Listing Rule 6.4.2 of the UK Listing Rules, a copy of all resolutions, other than those concerning ordinary business, passed at the AGM on 14 May 2025, will shortly be available to view on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Additional Information:

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact:
Tom Clarkson, Company Secretary, +44 (0)7796 616635
Sylvia Edwards, Deputy Group Secretary, +44 (0)7920 702682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary